UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Redwire Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75776W 103
(CUSIP Number)

Bain Capital Credit Member, LLC
200 Clarendon Street
Boston, MA 02116
617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Bain Capital Credit Member, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 16,393,442* shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 16,393,442* shares of Common Stock
11	Aggregate amount beneficially owned by each reporting person 16,393,442* shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.4%**
14	Type of reporting person OO

1	Names of reporting persons BCC Redwire Aggregator, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 16,393,442* shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 16,393,442* shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 16,393,442* shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.4%**
14	Type of reporting person PN

*The shares of common stock of Redwire Corporation, par value $0.0001 per share (the “Common Stock”) shown in Item 11 of each cover page above are initially issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock of Redwire Corporation, par value $0.0001 per share. BCC Redwire Aggregator, L.P. is the record owner of these shares of Series A Convertible Preferred Stock.

** For purposes of calculating beneficial ownership, the total number of shares of outstanding Common Stock is 63,852,690 as of November 8, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed on November 14, 2022.

Item 1. Security and Issuer

This Amendment No. 1 (this “First Amendment”) amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2022 (the “Initial Schedule 13D” and as amended by this First Amendment, this “Schedule 13D”) on behalf of Bain Capital Credit Member, LLC (“ BCCM”) and BCC Redwire Aggregator, L.P. (“BCCR”). This Schedule 13D relates to shares of Common Stock of Redwire Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 8226 Philips Highway, Suite 101, Jacksonville, FL 32256.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of the Initial Schedule 13D is incorporated by reference in its entirety into this Item 6 and all capitalized terms used but not defined herein shall have the respective meanings set forth in the Initial Schedule 13D.

The disclosure in the Initial Schedule 13D under “Investment Agreement— Bain Director and Nominees” is replaced in its entirety by the following:

“For so long as BCCR (together with its affiliated transferees) have record and beneficial ownership of 50% of the shares of Convertible Preferred Stock issued to it at the time of the Closing and/or shares of Common Stock issued upon conversion thereof (the “50% Beneficial Ownership Requirement”), BCCR will have the right to designate one member to the Board. BCCR intends to exercise that right for as long as it pertains. For example, BCCR has initially exercised that right and, effective as of December 2, 2022, the Board has appointed Michael Bevacqua, managing director of BCCM, to the Board.”

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 5, 2022

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Michael Treisman
	Name:	Michael Treisman
	Title:	Managing Director and General Counsel

BCC REDWIRE AGGREGATOR, L.P.

By:	Bain Capital Credit Member, LLC its general partner
By:	/s/ Michael Treisman
	Name:	Michael Treisman
	Title:	Managing Director and General Counsel

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